Rio Algom Limited

Interim Report for the Six Months Ended
December 31, 2002

Rio Algom Limited (Rio Algom) is an international mining company and is an indirect wholly-owned subsidiary of BHP Billiton Plc, a global natural resources company.
Rio Algom and its subsidiaries and investees produce copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

All financial figures are expressed in US dollars.

RIO ALGOM LIMITED
CONSOLIDATED BALANCE SHEETS
(unaudited — in millions of US dollars)

	December 31, 2002	June 30, 2002

Assets
Current
Cash and cash equivalents	$235	$206
Receivables and prepaid expenses	78	96
Inventories	61	60
Loan receivable	218	—

	592	362
Property, plant and equipment	1,018	1,043
Mining properties	169	176
Investment	223	219
Loan receivable	—	247
Other assets	5	5
Non current future tax assets	79	23

	$2,086	$2,075

Liabilities
Current
Accounts payable and accrued liabilities	$103	$145
Current portion of long term debt	273	45

	376	190
Long term debt	524	529
Post-employment benefit obligations	20	20
Site restoration and related obligations	44	47
Non current future tax liabilities	198	136

	1,162	922

Shareholders’ equity
Equity portion of convertible debentures	—	222
Preferred securities	140	140
Common shares	368	368
Contributed surplus	43	43
Cumulative translation adjustment	84	100
Retained earnings	289	280

	924	1,153

	$2,086	$2,075

Approved on behalf of the Board of Directors:

Bradford A. Mills	Gordon C. Gray
Director	Director

RIO ALGOM LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited — in millions of US dollars except per share data)

	Three Months Ended		Six Months Ended

	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

Mining revenue	$122	$111	$229	$194
Expenses
Cost of mine production	73	64	142	110
Selling, general and administration	2	6	6	12
Depreciation and amortization	25	27	47	42
Interest	7	8	16	11
Exploration	—	1	—	2

	107	106	211	177

	15	5	18	17
Investment and other income	4	5	7	9

Earnings before taxes and equity in net earnings of associated company	19	10	25	26
Income and mining taxes	(6)	(5)	(11)	(12)

Earnings before equity in net earnings of associated company	13	5	14	14
Equity in net earnings of associated company	6	3	7	2

Net earnings for the period	$19	$8	$21	$16

Accretion of equity element of convertible debentures	$(2)	$(2)	$(5)	$(4)
Dividends on preferred securities	$(3)	$(2)	$(7)	$(4)

Income attributable to the common shareholders	$14	$4	$9	$8

Per common share:
Net earnings for the period	$0.22	$0.06	$0.14	$0.12

Weighted average shares outstanding (in millions)	65.5	65.5	65.5	65.5

RIO ALGOM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited — in millions of US dollars)

	Three Months Ended		Six Months Ended

	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

CASH PROVIDED BY (USED IN) THE FOLLOWING:
Operating Activities
Net earnings for the period	$19	$8	$21	$16
Non-cash items:
Depreciation and amortization	25	27	47	42
Future income taxes	4	5	6	11
Equity in net (earnings) of associated company	(6)	(3)	(7)	(2)
Other non-cash items	4	(5)	2	(3)
Site restoration and related obligations	(3)	—	(2)	—
Changes in non-cash working capital:
Decrease (increase) in receivables and prepaid expenses and inventories	2	(10)	17	(12)
(Decrease) in accounts payable and accrued liabilities and taxes payable	(3)	(15)	(40)	(9)

	42	7	44	43

Financing Activities
Drawdown of senior project debt facilities	—	12	22	41
Repayment of senior project debt facilities	—	—	(24)	—
Decrease in long term debt and other obligations	—	(1)	(1)	(2)
Decrease in short term borrowings	—	8	—	3
Interest on equity portion of convertible debentures	(2)	(2)	(5)	(4)
Dividends on preferred securities	(3)	(2)	(7)	(4)

	(5)	15	(15)	34

Investing Activities
Decrease in loan receivable	3	15	19	47
Proceeds from sale of investment	—	5	—	5
Capital expenditures	(12)	(40)	(19)	(104)

	(9)	(20)	—	(52)

Increase in cash and cash equivalents during period	28	2	29	25
Cash and cash equivalents, beginning of period	207	106	206	83

Cash and cash equivalents, end of period	$235	$108	$235	$108

RIO ALGOM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months ended December 31, 2002 and 2001.

1.	Accounting policies

The unaudited interim consolidated financial statements of Rio Algom Limited (the “company”) are prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis. These interim financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the June 30, 2002 annual financial statements of the company.

2.	Key operating statistics

	Three Months Ended		Six Months Ended

	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001

Copper Production (millions of payable pounds)(a)
Cerro Colorado	73	74	145	150
Highland Valley Copper	31	34	64	70
Antamina	58	58	115	58
Alumbrera (b)	30	27	54	52

	192	193	378	330

Average Copper Cash Cost (US$ per pound after by-product credits)
Cerro Colorado	0.40	0.37	0.39	0.37
Highland Valley Copper	0.55	0.58	0.53	0.55
Antamina	0.40	0.48	0.40	0.48
Alumbrera (c)	—	0.27	0.07	0.23
Copper Sales (millions of payable pounds)(a)
Cerro Colorado	64	70	124	144
Highland Valley Copper	39	41	71	80
Antamina	57	63	124	63
Alumbrera (b)	29	29	52	51

	189	203	371	338

Average Copper Price (US$ per pound)
Cerro Colorado	0.71	0.72	0.70	0.73
Highland Valley Copper (d)	0.68	0.67	0.66	0.69
Antamina	0.73	0.65	0.68	0.65
Alumbrera	0.70	0.66	0.67	0.62
Other Production (a)
Gold (thousands of ounces) (b)	47	46	86	90
Molybdenum (thousands of pounds)	542	488	1037	823
Coal (thousands of tonnes)	189	139	352	291
Zinc (millions of pounds)	34	35	74	35

(a)	Rio Algom’s share.
(b)	Not included in mining revenue or operating profit as the company’s investment in Alumbrera is accounted for using the equity method.
(c)	Alumbrera by-product credits exceeded cash costs for the quarter ended December 31, 2002.
(d)	Includes impact of currency hedge.

3. Segment Disclosures
(unaudited — in millions of US dollars)

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Segmented Earnings
For the Three Months Ended December 31, 2002 and 2001
Mining revenue	51	48	23	22	40	33	8	8	—	—	122	111
Cost of operations	27	24	18	16	23	19	7	5	—	—	75	64
Depreciation and amortization	13	11	2	4	9	10	1	2	—	—	25	27

Segment profit	11	13	3	2	8	4	—	1	—	—	22	20

Corporate expenses									—	(6)	—	(6)
Interest expense									(7)	(8)	(7)	(8)
Exploration									—	(1)	—	(1)
Investment and other income									4	5	4	5
Income and mining taxes									(6)	(5)	(6)	(5)

	11	13	3	2	8	4	—	1	(9)	(15)	13	5
Associated company:
Equity in net earnings	—	—	—	—	—	—	—	—	6	3	6	3

Net earnings for the period	11	13	3	2	8	4	—	1	(3)	(12)	19	8

Segmented Cash Flow
For the Three Months Ended December 31, 2002 and 2001

Operating activities	23	28	4	3	19	(8)	3	1	(7)	(17)	42	7

Capital expenditures	8	28	—	1	2	9	2	2	—	—	12	40

Segmented Balance Sheets
As at December 31, 2002 and June 30, 2002

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

Assets
Current assets	209	174	25	29	95	100	7	13	256	46	592	362
Fixed assets and mining properties	406	415	58	66	674	689	—	1	49	48	1,187	1,219
Investment	—	—	—	—	—	—	—	—	223	219	223	219
Other assets	2	14	3	3	68	—	—	—	11	258	84	275

Total assets	617	603	86	98	837	789	7	14	539	571	2,086	2,075

Liabilities
Current liabilities	21	15	17	17	71	109	2	2	265	47	376	190
Long term liabilities	128	134	8	8	444	379	2	8	204	203	786	732

Total liabilities	149	149	25	25	515	488	4	10	469	250	1,162	922

Net assets	468	454	61	73	322	301	3	4	70	321	924	1,153

Geographic Data

	Canada		Chile		Argentina		Peru		Total

For the Three Months Ended December 31, 2002 and 2001
Mining revenue	31	30	51	48	—	—	40	33	122	111

As at December 31, 2002 and June 30, 2002
Capital assets	64	319	465	486	223	219	742	689	1,494	1,713

3. Segment Disclosures
(unaudited — in millions of US dollars)

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Segmented Earnings
For the Six Months Ended December 31, 2002 and 2001
Mining revenue	95	102	40	44	80	33	14	15	—	—	229	194
Cost of operations	54	51	31	32	47	19	13	10	—	—	145	112
Depreciation and amortization	22	22	5	7	19	10	1	3	—	—	47	42

Segment profit	19	29	4	5	14	4	—	2	—	—	37	40

Corporate expenses									(3)	(10)	(3)	(10)
Interest expense									(16)	(11)	(16)	(11)
Exploration									—	(2)	—	(2)
Investment and other income									7	9	7	9
Income and mining taxes									(11)	(12)	(11)	(12)

	19	29	4	5	14	4	—	2	(23)	(26)	14	14
Associated company:
Equity in net earnings	—	—	—	—	—	—	—	—	7	2	7	2

Net earnings for the period	19	29	4	5	14	4	—	2	(16)	(24)	21	16

Segmented Cash Flow
For the Six Months Ended December 31, 2002 and 2001
Operating activities	47	61	15	13	(9)	(8)	1	2	(10)	(25)	44	43

Capital expenditures	13	32	—	2	4	67	2	2	—	1	19	104

Geographic Data

	Canada		Chile		Argentina		Peru		Total

For the Six Months Ended December 31, 2002 and 2001 Mining revenue	54	59	95	102	—	—	80	33	229	194

4.	Commercial Production

The company holds a 33.75% interest in Compania Minera Antamina S.A. (“CMA”), a joint venture with Noranda Inc. (“Noranda”) (33.75%), Teck Cominco Limited (“Teck Cominco”) (22.5%) and Mitsubishi Corporation (“Mitsubishi”) (10%). CMA has developed and now operates a copper-zinc project in Peru. Each shareholder is responsible for its proportional share of the project’s total cost of US$2.3 billion, including the payment to Centromin (a mining company owned by the Peruvian government) referred to in note 5(a) below.

On October 1, 2001, the CMA copper-zinc project commenced commercial production. CMA has entered into concentrate sales agreements for a significant portion of its future production with various counterparties including an affiliate.

5.	Commitments and contingencies

(a) In September 1998, the company, along with partners Noranda and Teck Cominco, elected to proceed with the development of the Antamina property. In connection with this election, the partners and the company made an investment commitment of US$2.5 billion. Since the actual investment was less than the investment commitment as of June 6, 2002, US$111.5 million was paid by CMA to Centromin in the quarter ended September 30, 2002.

(b) The company has provided a several guarantee of its 33.75% share of Antamina’s senior debt. Rio Algom’s share of such debt amounted to US$422 million at December 31, 2002 (June 30, 2002 — US$424 million). The guarantee increased to a maximum of US$445 million in August 2002 as Antamina drew fully on its senior debt facilities. The first repayment of the senior debt of $24 million (Rio Algom’s share) was made in September 2002. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

6.	Shareholders’ equity

At December 31, 2002, the company had 65,505,788 common shares.

On November 27, 2002, Rio Algom Limited announced that it will redeem, effective February 1, 2003, all of the C$353,378,000 outstanding 5.5% convertible unsecured subordinated debentures. Commencing at the end of November 2002 the convertible debentures are disclosed as current debt instead of shareholders’ equity and therefore accrued interest from that date is charged to the statement of earnings.

7.	Change in reporting currency

Effective the third quarter ended March 31, 2002, the company’s financial statements are being reported in US dollars. US dollars have been adopted as the company’s functional currency.

Rio Algom Limited
Management’s Discussion & Analysis
For The Six Months Ended December 31, 2002

Overview

Rio Algom Limited (“Rio Algom”) is an international mining company and is an indirect wholly owned subsidiary of BHP Billiton Plc, a global natural resources company. Rio Algom and its subsidiaries and investees produce copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

Rio Algom’s mining operations include the wholly owned Cerro Colorado copper mine in Chile, a 33.6% partnership interest in Highland Valley Copper in British Columbia, a 33.75% interest in the Antamina copper-zinc mine in Peru, a 25% equity investment in the Alumbrera copper-gold mine in Argentina, a 25% royalty interest in the Polaris zinc-lead mine in the Canadian Arctic which closed in September 2002 and a 29.1% joint venture interest in the Bullmoose Coal mine in British Columbia. The company has also a wholly owned copper project at the feasibility stage in Chile.

On October 1, 2001 the Antamina copper-zinc project commenced commercial production, four months ahead of schedule.

Effective the third quarter ended March 31, 2002, the company’s financial statements and attached notes are being reported in US dollars. The US dollar has been adopted as the company’s functional currency.

All currency references herein are to U.S. dollars unless otherwise specified. Reference to Canadian dollars is indicated by the symbol “C$”.

Cash Profile and Liquidity

Cash and cash equivalents at December 31, 2002 were $235 million compared to $206 million at June 30, 2002.

Cash flow from operating activities for the second quarter ended December 31, 2002 was $42 million compared to $7 million last year. Cash from operating activities went up, due mainly to a combination of higher earnings and lower use of working capital. Cash flow from operating activities for the six months ended December 31, 2002 of $44 million was comparable to the $43 million the year before.

Financing activities for the second quarter ended December 31, 2002 were a negative $5 million compared to an increase of $15 million in the same quarter of last year. There was no change in the company’s borrowing in this current quarter. The first principal repayment of the senior project debt at Antamina of $24 million (Rio Algom’s share) was made in September 2002 and more than offset the last drawdown on the senior project debt facilities of $22 million (Rio Algom’s share). Financing activities for the year to date were a negative $15 million and a positive $34 million for the six months ended December 31, 2002 and 2001 respectively.

Capital expenditures for the quarters ended December 2002 and 2001 were related principally to the expansion program at Cerro Colorado. Costs to complete approved capital projects are financed through cash flow generated from operating activities.

Rio Algom Limited had a loan receivable from a wholly owned Canadian subsidiary of Billiton Plc with a maturity date of February 1, 2003, reported in current assets. The interest rate on the loan was 6 month LIBOR plus 0.75% per annum. At December 31, 2002, the amount outstanding was $218 million compared to $247 million at June 30, 2002. BHP Billiton Plc had unconditionally and irrevocably guaranteed the loan as to both principal and interest. In the second quarter ended December 31, 2002, the company reported this loan interest income of $2 million (year to date: $4 million), under investment and other income (2001 — $3 million for the quarter and $6 million for the year to date).

Results of Operations

Rio Algom’s net earnings for the second quarter ended December 31, 2002, were $19 million with revenue of $122 million and operating profit of $22 million. In the second quarter of last year, the company reported net earnings of $8 million with sales of $111 million and operating profit of $20 million. Higher earnings for this current quarter resulted from higher average realized copper prices, higher profit contribution at Antamina and lower corporate expenses. Rio Algom’s net earnings for the six months ended December 31, 2002 were $21 million compared to $16 million for the same period the year before.

All production references herein are to payable pounds or payable ounces.

Cerro Colorado

Cerro Colorado reported revenue of $51 million for the second quarter ended December 31, 2002, compared to $48 million in the second quarter of December 31, 2001. Copper sales were 64 million pounds for this current quarter, down 9% from the 70 million pounds sold in the same period last year. The average realized copper price went down 1%, from $0.72 in 2001 to $0.71 in 2002. Copper production of 73 million pounds for the second quarter of this year was down 1% compared to 74 million pounds in the second quarter of last year. The average cash operating costs were $0.40 per pound in 2002, up 8% from the $0.37 per pound in 2001. Operating profit for the three months ended December 31, 2002 was $11 million compared to $13 million in the same quarter the year before, due to lower sales and higher average cash operating costs.

Antamina

The Antamina copper-zinc project commenced commercial production on October 1, 2001. Rio Algom’s share of the project’s revenue and operating profit for the second quarter ended December 31, 2002 was $40 million and $8 million respectively compared to $33 million and $4 million respectively for the second quarter ended December 31, 2001. Rio Algom’s share of sales of copper and zinc for the three months ended December 31, 2002 amounted to 57 million pounds and 32 million pounds respectively and its share of production at the Antamina mine was 58 million pounds of copper and 34 million pounds of zinc. Rio Algom’s share of sales of copper and zinc for the second quarter of last year amounted to 63 million pounds and 20 million pounds respectively and its share of production at the Antamina mine was 58 million pounds of copper and 35 million pounds of zinc. The average realized copper price was $0.73 per pound for 2002 compared to $0.65 for 2001. The average cash operating cost after by-product credits was $0.40 per pound of copper for this current quarter and $0.48 per pound of copper for the second quarter of last year.

Rio Algom has provided a several guarantee of its 33.75% share of Antamina’s senior debt during the pre-completion period. Rio Algom’s share of such debt amounted to $422 million as of December 31, 2002. Antamina is now into its completion test period. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

Highland Valley Copper (“HVC”)

Rio Algom’s share of revenue and operating profit was $23 million and $3 million respectively for the second quarter ended December 31, 2002 compared to $22 million and $2 million for the previous year’s second quarter. The average realized copper price for this quarter was $0.68 per pound compared to $0.67 per pound for the same quarter of last year. Rio Algom’s share of copper sales was 39 million pounds for the three months ended December 31, 2002 compared to 41 million pounds the year before. Rio Algom’s share of copper production at HVC was 31 million pounds for the quarter ended December 31, 2002, compared to 34 million pounds for the second quarter of last year. Average cash costs of $0.55 per pound in 2002 were down 5% from $0.58 per pound in 2001.

Currency hedges reduced HVC’s average realized copper price by $0.04 per pound in both quarters ended December 2002 and 2001. The currency hedges expired at the end of December 2002.

Alumbrera

Rio Algom’s investment in Minera Alumbrera is accounted for on an equity basis. Rio Algom’s share of net earnings was $6 million for the second quarter ended December 31, 2002 compared to $3 million for the comparable period the year before. The improvement in earnings was mainly due to a higher average copper price, higher by-products credits and lower operating costs in US dollar terms as a result of the Argentinean peso devaluation.

Other Mining

Other mining comprises a 25% royalty interest in the Polaris zinc-lead mine and Rio Algom’s 29.1% joint venture interest in the Bullmoose Coal mine. Revenue of both operations for the second quarter ended December 31, 2002 was $8 million with no operating profit compared to revenue of $8 million and operating profit of $1 million for the quarter ended December 31, 2001.

Polaris mine ceased its operations in September 2002 after exhausting its ore reserves

The Bullmoose Coal mine is expected to exhaust its reserves in the calendar year 2003 and the operations will then be permanently closed. The mine has been operating since production began in 1983.

Expenses

Corporate expenses for the second quarter ended December 31, 2002 were close to nil compared expenses of $6 million in the second quarter of last year. Exploration costs were also close to nil for the second quarter of this year compared to $1 million in the second quarter of the year before.

Interest expense was $7 million in this current quarter compared to $8 million for the same quarter last year.

Risks and Uncertainties

Commodity Price Risk

The price of copper is the most significant factor influencing the profitability of Rio Algom. For the second quarter ended December 31, 2002, the company’s average realized copper price after by-product credits and excluding Alumbrera, was $0.71 per pound compared to $0.68 per pound in second quarter of last year.

Currency Risk

In 1998, Rio Algom entered into foreign exchange contracts involving approximately C$90 million per year over five years. These positions were intended to hedge the company’s exposure to currency risk at HVC, which incurs operating expenses in Canadian dollars, but receives sales revenue in US dollars. The average exchange rate on the contracts when established was C$1.00 to US$0.70.

Contracts settling for the quarter ended December 31, 2002 resulted in realized losses of $2 million, comparable to the $2 million losses realized in the second quarter of last year. The remaining contracts expired in December 2002.

Mining Risk

The business of mining for metals is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground failures, changes in the regulatory environment, delays in the permitting and licensing of new projects and natural phenomena such as inclement weather conditions, floods and earthquakes.

Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the company maintains insurance against risks that are typical of the mining industry, such insurance may not provide adequate coverage under all circumstances.

Estimates involving metal recoveries and capital and operating costs are based upon feasibility studies, which assess anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, facility and equipment requirements, environmental and reclamation activities and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns as estimated in feasibility studies.

Political and Financial Market Risks

Adverse political and economic developments can affect the performance of an investment. While project-financing arrangements may contain exclusions for certain political risks, including those covered by political risk insurance taken out by the relevant bank syndicate, the company’s equity investment in these projects is not covered.

Outlook

The business environment remains uncertain in the short term and no significant improvement in the demand for base metals commodities is expected soon. Copper producers have been cutting down production over the last year in an attempt to reduce stocks at warehouses, which at the end of 2002 were slightly higher than at the end of 2001. The stock overhang contributed to ongoing weak copper prices.

Looking forward, we believe that the copper market outlook remains favourable. Once world industrial production growth returns to more normal levels, we would expect a rapid reduction in world inventories and the associated reversion of base metals prices to their long-term trends.

Caution Regarding Forward-Looking Information

Some of the disclosures included herein respecting production and production capacity, mineral reserves, resources and grades, mine life expectations, mining and treatment methods, metal prices, sales volumes, cash, operating, development and total costs, development schedules and budgets, financing, expenditures, returns and economic and market conditions, represent forward-looking statements (as defined in the U.S. Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions.

While the reasonableness of such assumptions and estimates is reviewed by management, unusual or unanticipated events may occur which render them inaccurate. Factors that could cause actual results to differ materially include, among others: the risks and uncertainties described earlier and in the financial statements, international economic and political conditions, cyclical and volatile commodity prices, availability of materials and equipment, failure to receive necessary government permits, delays in anticipated start-up dates, unusual weather or operating conditions, force majeure events, metallurgical and other processing problems, lower-than-expected ore grades, unanticipated ground and water conditions, failure of equipment or processes to operate in accordance with specifications or expectations and litigation. Under such circumstances, future performance may differ materially from expectations.